Exhibit 99.2

S&P raises its long term corporate credit rating on FCA N.V. and maintains the Positive Outlook
S&P Global Ratings communicated today that it has raised its long term corporate credit rating on FCA N.V. from “BB” to “BB+”, while maintaining the Positive Outlook.
The short-term credit rating is confirmed at “B”.
London, 5 February 2018

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